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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

AMBER ARBITRAGE LDC
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   (Last)               (First)                 (Middle)

c/o Custom House Fund Management Limited
31 Kildare Street
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                                    (Street)

Dublin                              Ireland                         2
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   (City)                           (State)                       (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

9/25/97

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

JTS Corporation (JTS)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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6. If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing  (Check applicable line)

   [ X ] Form Filed by One Reporting Person

   [   ] Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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

Common Stock, par value $.001 per share  14,950,000                  I                    Owned of record by Pax Clearing Company
                                                                                          Limited Partnership, the Reporting
                                                                                          Person's clearing firm.
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date          Title                    Shares           Security       (Instr.5)      (Instr. 5)
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
Series D Convertible     9/25/97    N/A         Commmon Stock, par         40,815,000    $.65625        D
Preferred Stock*                                value $.001 per share
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Series D Convertible     9/25/97    N/A         Commmon Stock, par         22,480,773    $.65625        D
Preferred Stock**                               value $.001 per share
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
Explanation of Responses: *Relates to 8,163 shares of Series D Convertible Preferred Stock owned by Reporting Person.

** Relates to that portion of the 14,695 shares of Series D Convertible Preferred Stock held in escrow pursuant to the terms of an escrow agreement dated September 26, 1997 among the Issuer, the Reporting Person and certain other purchasers of Series D Convertible Preferred Stock, that can be converted by the Reporting Person into shares of Common Stock within 60 days based on the authorized shares of Common Stock currently available for such conversion. An additional 50,994,227 shares of Common Stock will be issuable upon conversion of the remaining shares of Series D Convertible Preferred Stock to the Reporting Person when the number of authorized shares of Common Stock is increased to accommodate such conversion. The Reporting Person may cause the delivery of such shares from the escrow at any time until May 31, 1998.


/s/ Peter Anderson                                              10/06/97
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

       Alternatively,   this  form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.


                                   Page 2 of 2


(122795DTI)